UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 000-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form: 40-F ☐

CONTENTS

On August 11, 2026, RADCOM Ltd. issued a press release titled ‘CETIN Networks Selects RADCOM for AI-Driven Assurance Across Its Mobile Network in Slovakia’. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
Exhibit 99.1	Press release, dated August 11, 2026, titled ‘CETIN Networks Selects RADCOM for AI-Driven Assurance Across Its Mobile Network in Slovakia’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: August 11, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

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